HiveMind LLC

2020 Financial Numbers

- Present Cash Balances: $3,507.17 as of 3/31/2020
- Total Revenues January 2020 through March 2020 - $1,100
- Monthly Expenses the last 3 months
  - January 2020 – 13,777.14
  - February 2020 – 16,301.70
  - March 2020 – 17,034.36
  - Total Expenditures January 2020 through March 2020 – 47,113.20
- More money raised
  - Investor Capital Raised January 2020 through March 2020 - $73,500